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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 3)*
                                            -

                         General Cigar Holdings, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                             Class A Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   36933P100
                   -----------------------------------------
                                 (CUSIP Number)

      Stuart Panish, c/o Zweig-DiMenna Associates LLC, 900 Third Avenue,
                   New York, New York 10022  (212) 451-1100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 9, 1997
                  -------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 36933P100                                       Page 2 of __ Pages

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Zweig-DiMenna Partners, L.P., Zweig-DiMenna International Limited Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account
       Gotham Advisors, Inc., on behalf of a discretionary account Zweig-DiMenna Special Opportunities, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                       (b) [_]

3   SEC USE ONLY

4   SOURCE OF FUNDS*  WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Zweig-DiMenna Partners, L.P.-New York, Zweig-DiMenna International
           Limited - British Virgin Islands
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - Delaware
         Gotham Advisors, Inc., on behalf of a discretionary account - Delaware Zweig-DiMenna Speical Opportunities, L.P. - Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER (Exclusive of Class B Shares)

         Zweig-DiMenna Partners, L.P. - 120,800; Zweig-DiMenna International
           Limited - 258,400
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 58,300
         Gotham Advisors, Inc., on behalf of a discretionary account - 31,200 Zweig-DiMenna Special Opportunies, L.P. -0

8    SHARED VOTING POWER

         0

9    SOLE DISPOSITIVE POWER (Exclusive of Class B Shares)

         Zweig-DiMenna Partners, L.P. - 120,800; Zweig-DiMenna International
           Limited - 258,400
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 58,300
         Gotham Advisors, Inc., on behalf of a discretionary account - 31,200 Zweig-DiMenna Special Opportunities, L.P. -0

10   SHARED DISPOSITIVE POWER

        0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Exclusive of Class B Shares)

         Zweig-DiMenna Partners, L.P. - 120,800; Zweig-DiMenna International
           Limited - 258,400
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 58,300
         Gotham Advisors, Inc., on behalf of a discretionary account - 31,200 Zweig DiMenna Special Opportunities, L.P. -0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 INCLUDES CERTAIN SHARES*
                                                                             [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 (Exclusive of Class B
     Shares)

         Total - 6.8%

         Zweig-DiMenna Partners, L.P. - 1.8%; Zweig-DiMenna International
           Limited - 3.7%
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 0.8%
         Gotham Advisors, Inc., on behalf of a discretionary account - 0.5% Zweig-DiMenna Special Opportunities, L.P. - 0.0%

14  TYPE OF REPORTING PERSON*

         Zweig-DiMenna Partners, L.P. - PN
         Zweig-DiMenna International Limited - CO
         Zweig-DiMenna International Managers, Inc. - CO
         Gotham Advisors, Inc. - CO
         Zweig-DiMenna Special Opportunities, L.P. - PN

                        SCHEDULE 13D - AMENDMENT NO. 3

        Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., Zweig DiMenna Special Opportunities, L.P., Zweig-DiMenna International Managers, Inc. and Gotham Advisors, Inc. (the "Investors") hereby amend the Schedule 13D, filed with respect to shares of Class A common stock, par value $.01 per share (the "Class A Common Stock") of General Cigar Holdings, Inc.


Item 3 Source and Amount of Funds or Other Considerations

        Since August 20, 1997 the Investors have not purchased any Class A Common Stock (see Item 4 in Amendment No. 2, filed on September 12, 1997).

Item 5  Interest in Securities of the Issuer

        The Investors amend item 5 to state the following Common Stock Class B Shares owned:

        a.  Aggregate number of Common Stock Class B shares beneficially owned:

              Zweig-DiMenna International Limited             -       255,339

              Zweig-DiMenna Partners, L.P.                    -       114,458

              ZDIM Account                                    -       58,479

              Gotham Account                                  -       31,957

              Zweig DiMenna Special Opportunities, L.P.       -       79,375


            Percent of Common Stock Class B beneficially owned*:

              Zweig-DiMenna International Limited             -       1.2%

              Zweig-DiMenna Partners, L.P.                    -       0.6%

              ZDIM Account                                    -       0.3%

              Gotham Account                                  -       0.2%

              Zweig-DiMenna Special Opportunities, L.P.       -       0.4%

---------------
* The percentage of Common Stock Class B is based on there being 20,267,940 outstanding shares of Common Stock Class B.

        b. Number of shares of Common Stock Class B as to which there is sole power to vote:

              Zweig-DiMenna International Limited             -       255,339

              Zweig-DiMenna Partners, L.P.                    -       114,458

              ZDIM Account                                    -       58,479

              Gotham Account                                  -       31,957

              Zweig DiMenna Special Opportunities, L.P.       -       79,375


        Number of shares of Common Stock Class B as to which there is shared power to vote or to direct the vote:

              Zweig-DiMenna International Limited             -       0

              Zweig-DiMenna Partners, L.P.                    -       0

              ZDIM Account                                    -       0

              Gotham Account                                  -       0


        Number of shares of Common Stock Class B as to which there is sole power to dispose or to direct the disposition:

              Zweig-DiMenna International Limited             -       255,339

              Zweig-DiMenna Partners, L.P.                    -       114,458

              ZDIM Account                                    -       58,479

              Gotham Account                                  -       31,957

              Zweig DiMenna Special Opportunities, L.P.       -       79,375

        Number of shares of Common Stock Class B as to which there is shared power to dispose or to direct the disposition:

              Zweig-DiMenna International Limited             -       0

              Zweig-DiMenna Partners, L.P.                    -       0

              ZDIM Account                                    -       0

              Gotham Account                                  -       0

              Zweig-DiMenna Special Opportunities, L.P        -       0


        c. Since September 11, 1997, the date of the Investor's last 13D filing for General Cigar Holdings, Inc., Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the ZDIM Account and the Gotham Account sold the Common Stock Class B shares on the open market on the following dates and at the following prices and in the following amounts:

              ZWEIG-DIMENNA SPECIAL OPPORTUNITIES, L.P.

              DATE    DESCRIPTION OF SALE

              9/17/97 Sold 5,000 shares at $25.7679 a share

              9/23/97 Sold 4,300 shares at $27.3542 a share

              9/30/97 Sold 7,300 shares at $28.75 a share

              10/1/97 Sold 500 shares at $28.9863 a share

              10/2/97 Sold 3,200 shares at $28.5909 a share

              10/7/97 Sold 10,200 shares at $31.1530 a share

              10/8/97 Sold 7,300 shares at $32.0018 a share

              10/9/97 Sold 700 shares at $33.50 a share

              10/9/97 Sold 6,600 shares at $33.2018 a share

              ZWEIG-DIMENNA INTERNATIONAL LIMITED

              DATE    DESCRIPTION OF SALE

              9/17/97 Sold 16,600 shares at $25.7679 a share

              9/18/97 Sold 4,100 shares at $25.75 a share

              9/23/97 Sold 14,200 shares at $27.3542 a share

              9/25/97 Sold 11,100 shares at $27.4125 a share

              9/30/97 Sold 23,700 shares at $28.75 a share

              10/1/97 Sold 1,500 shares at $28.9863 a share

              10/2/97 Sold 10,300 shares at $28.5909 a share

              10/7/97 Sold 33,200 shares at $31.1530 a share

              10/8/97 Sold 23,700 shares at $32.0018 a share

              10/9/97 Sold 2,400 shares at $33.50 a share

              10/9/97 Sold 21,300 shares at $33.2018 a share

              ZWEIG-DIMENNA PARTNERS, L.P.

              DATE    DESCRIPTION OF SALE

              9/17/97 Sold 7,500 shares at $25.7679 a share

              9/18/97 Sold 1,900 shares at $25.75 a share

              9/23/97 Sold 6,400 shares at $27.3542 a share

              9/25/97 Sold 5,000 shares at $27.4125 a share

              9/30/97 Sold 10,600 shares at $28.75 a share

              10/1/97 Sold 700 shares at $28.9863 a share

              10/2/97 Sold 4,600 shares at $28.5909 a share

              10/7/97 Sold 14,800 shares at $31.1530 a share

              10/8/97 Sold 10,600 shares at $32.0018 a share

              10/9/97 Sold 1,100 shares at $33.50 a share

              10/9/97 Sold 9,500 shares at $33.2018 a share

              ZDIM ACCOUNT

              DATE    DESCRIPTION OF SALE

              9/17/97 Sold 3,800 shares at $25.7679 a share

              9/18/97 Sold 1,000 shares at $25.75 a share

              9/23/97 Sold 3,300 shares at $27.3542 a share

              9/25/97 Sold 2,500 shares at $27.4125 a share

              9/30/97 Sold 5,400 shares at $28.75 a share

              10/1/97 Sold 300 shares at $28.9863 a share

              10/2/97 Sold 2,400 shares at $28.5909 a share

              10/7/97 Sold 7,600 shares at $31.1530 a share

              10/8/97 Sold 5,400 shares at $32.0018 a share

              10/9/97 Sold 500 shares at $33.50 a share

              10/9/97 Sold 4,900 shares at $33.2018 a share

              GOTHAM ACCOUNT

              DATE    DESCRIPTION OF SALE

              9/17/97 Sold 2,100 shares at $25.7679 a share

              9/18/97 Sold 500 shares at $25.75 a share

              9/23/97 Sold 1,800 shares at $27.3542 a share

              9/25/97 Sold 1,400 shares at $27.4125 a share

              9/30/97 Sold 3,000 shares at $28.75 a share

              10/1/97 Sold 200 shares at $28.9863 a share

              10/2/97 Sold 1,300 shares at $28.5909 a share

              10/7/97 Sold 4,200 shares at $31.1530 a share

              10/8/97 Sold 3,000 shares at $32.0018 a share

              10/9/97 Sold 300 shares at $33.50 a share

              10/9/97 Sold 2,700 shares at $33.2018 a share